EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURUSANT TO SECTION 12 OF THE SECURITIES
EXCHNAGE ACT OF 1934, AS AMENDED

As of June 30, 2022, MacKenzie Realty Capital, Inc. (“we,” “our,” “us” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its common stock with a par value of $0.0001 per share (“Common Stock”).

Pursuant to our articles of incorporation, our authorized capital stock consists of (i) eighty million (80,000,000) shares of Common Stock and (ii) twenty million (20,000,000) shares of preferred stock, with a par value of $0.0001 per share. The following description summarizes the material terms of our capital stock. For a complete description of the matters set forth herein, you should refer to our articles of incorporation, our bylaws, and the applicable provisions of Maryland General Corporation Law.

Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in our Annual Report on Form 10-K.

Common Stock

All Shares of our common stock have equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by our Charter. In the event of our liquidation, dissolution or winding up, each Share would be entitled to share ratably in all our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each Share is entitled to one vote exclusively on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. The majority of the outstanding Shares may, without needing the concurrence of any Sponsor (i) amend the Charter; (ii) dissolve MRC; and (iii) approve or disapprove the sale of all or substantially all of our assets, when such sale is to be made other than in the ordinary course of our business. Additionally, a Sponsor may not, without the concurrence of a majority of the Shares (x) amend the Charter, except for amendments that do not adversely affect the rights of our stockholders; (y) sell all or substantially all of our assets, when such sale is to be made other than in the course of our ordinary business; and (z) cause the merger or other reorganization of the business. A Sponsor may not vote on or consent to matters submitted to the stockholder regarding any transaction between us and such Sponsor. When determining the existence of the requisite percentage of shares needed to approve a matter on which a Sponsor may not vote or consent, any Shares held by such Sponsor may not be included. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding Shares can elect all of our directors, and holders of less than a majority of such Shares will be unable to elect any director.